Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-181772) of our report dated June 28, 2021, relating to the statements of net assets available for benefits of the Cass Information Systems, Inc. 401(K) Plan as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2020, which appears in the Annual Report on Form 11-K of the Cass Information Systems, Inc. 401(K) Plan for the year ended December 31, 2020.

/s/ Brown Smith Wallace, LLP

St. Louis, Missouri

June 28, 2021